SHININGBANK
Energy Ltd.

06017178

September 18, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 26 2006
WASH., D.C. 160

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Material Change Report dated September 15, 2006 re acquisition of Find Energy Ltd.
2. Press Release dated September 15, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

H:\SEC\Cover Ltr 2006-09-18.DOC

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

Shiningbank Energy Income Fund (the "**Fund**")
1400, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6

ITEM 2 Date of Material Change:

September 6, 2006

ITEM 3 News Release:

A press release was issued on September 7, 2006 via CCN Matthews Newswire.

ITEM 4 Summary of Material Change:

Pursuant to the take-over bid made by Shiningbank Energy Ltd. ("**Shiningbank**"), an indirect wholly-owned subsidiary of the Fund, to acquire all of the issued and outstanding common shares of Find Energy Ltd. ("**Find**"), approximately 33,842,000 common shares of Find, representing 91% of the issued and outstanding common shares of Find, were deposited prior to the expiry time of the take-over bid on September 6, 2006. As a result, Shiningbank took up and paid for all of Find's common shares deposited to the offer through the issuance of 15,736,600 trust units of the Fund, being a purchase price of 0.465 of a trust unit for each common share of Find deposited, and extended the expiry time of the take-over bid to 4:30 p.m. (MDT time) on September 19, 2006 to allow the remaining shareholders of Find to deposit their shares to the offer.

ITEM 5 Full Description of Material Change:

Pursuant to the take-over bid made by Shiningbank to acquire all of the issued and outstanding common shares of Find, approximately 33,842,000 common shares of Find, representing 91% of the issued and outstanding common shares of Find, were deposited prior to the expiry time of the take-over bid on September 6, 2006. As a result, Shiningbank took up and paid for all of Find's common shares deposited to the offer through the issuance of 15,736,600 trust units of the Fund, being a purchase price of 0.465 of a trust unit for each common share of Find deposited, and extended the expiry time of the take-over bid to 4:30 p.m. (MDT time) on September 19, 2006 to allow the remaining shareholders of Find to deposit their shares to the offer. Shiningbank intends to acquire the remaining common shares of Find not tendered to its offer by way of a compulsory acquisition. The Fund anticipates that the total number of trust units of the Fund that will be issued and delivered to former shareholders of Find in exchange for 100% of the outstanding common shares of Find will be approximately 17,264,000 trust units. In connection with the acquisition, Shiningbank also assumed approximately $66.4 million of Find's net debt.

A report of reserves data and other oil and gas information as required under item 1 of section 2.1 of the Canadian Securities Administrators' National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities ("**NI 51-101**") for Shiningbank and for Shiningbank Limited Partnership was filed on SEDAR on March 23, 2006 (the "**Shiningbank 51-101 Report**"). The Shiningbank 51-101 Report includes information from the reports dated as of January 28, 2006 (forecast prices and costs) and February 9, 2006 (constant prices and costs) prepared by Paddock Lindstrom & Associates Ltd. in accordance with NI 51-101 and the standards contained in the Canadian Oil and Gas Evaluation Handbook, which reports on certain reserves attributable to Shiningbank and Shiningbank Limited Partnership as of December 31, 2005. The Shiningbank 51-101 Report was included in Shiningbank's Annual Information Form dated March 16, 2006 (the "**Shiningbank AIF**") at pages 23 to 43 under the heading "Statement of

Reserves Data and Other Oil and Gas Information". The Shiningbank AIF is available on SEDAR at www.sedar.com.

Find engaged GLJ Petroleum Consultants Ltd. ("**GLJ**") to prepare an evaluation of its crude oil, natural gas liquids and natural gas reserves effective December 31, 2005 using both constant and forecast prices and costs (the "**GLJ 2005-12 Report**"). The GLJ 2005-12 Report was dated February 22, 2006. Subsequent to the issuance of the GLJ 2005-12 Report, Find engaged GLJ to prepare (i) a mechanical update of the GLJ 2005-12 Report by deducting production for the three month period ended March 31, 2006 and applying GLJ's estimate of future prices dated April 1, 2006 and (ii) an evaluation of the crude oil, natural gas liquids and natural gas reserves discovered during the three month period ended March 31, 2006 (collectively, the "**GLJ 2006-03 Report**"). The reserves data set forth below (the "**Reserves Data**") is based upon the GLJ 2006-03 Report and excludes reserves attributable to Find's Hazlet, Eyehill and Little Pine properties in Saskatchewan which were sold effective June 1, 2006.

The Reserves Data summarizes Find's crude oil, natural gas liquids and natural gas reserves and the net present values of future net revenue of these reserves using forecast prices and costs only. Find engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of March 31, 2006
FORECAST PRICES AND COSTS

	Reserves											
	Light And Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest (mbbl)	Gross (mbbl)	Net (mbbl)
Proved												
Developed Producing	528	528	504	8	8	6	31,889	31,811	24,796	1,288	1,287	876
Developed Non-Producing	69	69	66	15	15	12	19,637	19,608	15,215	776	775	526
Undeveloped	80	80	78	-	-	-	167	167	122	5	5	3
Total Proved	677	677	648	23	23	18	51,693	51,586	40,133	2,069	2,067	1,405
Probable	315	315	302	10	10	7	16,104	16,082	12,893	620	620	422
Total Proved Plus Probable	992	992	950	33	33	25	67,797	67,668	53,026	2,689	2,687	1,827

	Net Present Values of Future Net Revenue				
	Before Income Taxes Discounted At (%/Year)				
Reserves Category	0 ($thousands)	5 ($thousands)	10 ($thousands)	15 ($thousands)	20 ($thousands)
Proved					
Developed Producing	261,778	202,847	170,210	148,706	133,162
Developed Non-Producing	131,440	105,130	89,027	77,886	69,615
Undeveloped	2,262	1,593	1,131	798	550
Total Proved	395,480	309,571	260,368	227,390	203,327
Probable	131,874	74,738	50,876	38,308	30,662
Total Proved Plus Probable	527,354	384,309	311,244	265,698	233,990

The following table sets out the benchmark reference prices, as at April 1, 2006, reflected in the Reserves Data set out above. These price assumptions were provided to Find by GLJ, and were GLJ's then current forecasts at the date of the GLJ 2006-03 Report.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of April 1, 2006
FORECAST PRICES AND COSTS

	Oil(1)					Edmonton Liquids Prices(1)				
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	Natural Gas(1) AECO Gas Price ($Cdn/Mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)	Inflation Rates(2) %/Year	Exchange Rate(3) ($US/$Cdn)
Forecast										
2006 (Q2-Q4)	65.00	75.75	39.50	64.00	7.65	77.25	56.00	48.50	-	0.85
2007	60.00	70.00	37.75	60.50	9.45	71.50	51.75	44.75	2.0	0.85
2008	55.00	64.00	35.25	55.25	8.60	65.25	47.25	41.00	2.0	0.85
2009	50.00	58.00	33.25	50.25	8.05	59.25	43.00	37.00	2.0	0.85
2010	48.75	56.75	33.50	49.00	7.45	58.00	42.00	36.25	2.0	0.85
2011	49.75	57.75	36.75	50.00	7.00	59.00	42.75	37.00	2.0	0.85
2012	50.75	59.00	37.75	51.00	7.15	60.25	43.75	37.75	2.0	0.85
2013	51.75	60.25	38.50	52.00	7.30	61.50	44.50	38.50	2.0	0.85
2014	52.75	61.25	39.00	53.00	7.45	62.50	45.25	39.25	2.0	0.85
2015	53.75	62.50	40.00	54.00	7.65	63.75	46.25	40.00	2.0	0.85
2016	55.00	64.00	40.75	55.25	7.80	65.25	47.25	41.00	2.0	0.85
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.85

Notes:

(1) This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.

(2) Inflation rates for forecasting prices and costs.

(3) Exchange rates used to generate the benchmark reference prices in this table.

Shiningbank's reasonable expectation of how the Find acquisition, had it occurred immediately prior to December 31, 2005 (the effective date of the Shiningbank 51-101 Report), would have affected the reserves data or other information contained in the Shiningbank 51-101 Report is that: (a) the reserves and net present values thereof, the future development costs, the producing and non-producing wells, the non-reserve land holdings and the abandonment and reclamation costs, would all be increased by the amount of such items in the GLJ 2006-03 Report; (b) the product prices would become the weighed average product prices from the Shiningbank 51-101 Report and the GLJ 2006-03 Report; and (c) the following would be added to the property descriptions:

In the following property description, the term "net", when used to describe Find's share of production, means the total of its working share before deducting royalties owned by others. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2005.

Pembina West, Alberta

The Pembina West property is located approximately 30 kilometres southwest of the town of Drayton Valley. Find's working interest varies from 25% to 100% in 58 sections of land in which Find is the operator. The main producing horizons at Pembina West are the Nordegg, Rock Creek, Ellerslie, Ostracod and Notikewan members of the Mannville group, and the Viking, Cardium and Second White Specs members of the Colorado Group.

During the third quarter of 2005, Find was notified that its application before the Alberta Energy and Utilities Board to permit two gas wells per section in the lower Mannville and Jurassic (Rock Creek) formations in the Pembina West area was approved. This approval is significant because it

recognizes the need and opportunity to drill additional wells between known natural gas producers to effectively drain these reservoirs.

On December 29, 2005, the 85% owned, 30 mmcf per day (25.5 mmcf/d net), Blue Rapids natural gas processing plant in the Pembina West area was commissioned.

In 2005, Find operated the drilling of 39 (28.5 net) wells in the Pembina West area resulting in 36 (26.7 net) gas wells and three (1.8 net) oil wells.

For the year ended December 31, 2005, the Pembina West area produced an average of 1,268 boe/d. As of December 31, 2005, Find owned an 89% working interest in 16,160 net acres of undeveloped land at Pembina West.

"boe/d" means barrel of oil equivalent per day. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

David Fitzpatrick, President and Chief Executive Officer of Shiningbank, is knowledgeable about the material changes set forth herein and can be reached at (403) 268-7477.

ITEM 9 Date of Report:

Dated at Calgary, Alberta on September 15, 2006.

SHININGBANK
Energy Income Fund

September 15, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces October 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for October 2006 will be **C$0.23 per unit. The distribution is payable on October 15 to unitholders of record on September 30, 2006. The ex-distribution date is September 27, 2006.** This represents an approximate 14% annualized pre-tax cash-on-cash yield based on the September 14, 2006 closing price of C$20.18 per unit.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator